Exhibit 99.2

Galloway Capital Partners, LLC

November 27, 2023

Mark Carden, Chairman

Charles K. Njuguna, Chief Executive Officer

Koil Energy Solutions, Inc.

1310 Rankin Road

Houston, TX 77073

Dear Mssrs. Carden and Njuguna:

We have been shareholders of Koil Energy Solutions, Inc. (the “Company” or “Koil”) for almost a year. We are quite disappointed with the performance of the Company’s common stock. We believe the Company is significantly undervalued and, therefore, management needs to explore strategic alternatives to enhance shareholder value, including a possible merger, sale or going private transaction of the Company.

In addition, we would like to recommend a candidate to be selected by us to be appointed to the Company’s Board of Directors. This individual will have strong public board and capital markets experience and will actively assist in working with the Board and its advisors to create shareholder value. We believe that we can bring strong insight and constructive thoughts to this situation, which would benefit all the shareholders of the Company.

Please let me know when you would be available to discuss these important matters. I can be reached at: bgalloway@gallowaycap.com or 917-405-4591.

Very truly yours,

Bruce Galloway

President and Chief Investment Officer